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                           March 15, 2022

       Michael Finkelstein
       Chief Operating Officer
       PACIFIC SOFTWARE, INC.
       9905 Pin Oak Acres Way #622
       Charlotte, NC 28277

                                                        Re: PACIFIC SOFTWARE,
INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed on March 7,
2022
                                                            File No. 024-11671

       Dear Mr. Finkelstein:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Janice Adeloye at 202-551-3034 or Jennifer L pez Molina at 202-551-
       3792 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services